Exhibit 22.1

List of Issuers of Guaranteed Securities

The following subsidiary of First Industrial Realty Trust, Inc. will be the issuer of debt securities under the indenture to be entered into among First Industrial Realty Trust, Inc., as parent guarantor, the subsidiary listed below, and U.S. Bank Trust Company National Association, as Trustee.

Name of Subsidiary	Jurisdiction of Organization

First Industrial, L.P.	Delaware